FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the "Company")

Board Committee changes

GSK announces that Sir Philip Hampton has been appointed Chairman of the Nominations Committee (the "Committee") with effect from today, replacing Sir Christopher Gent, who will continue to serve as a member of the Committee for the remainder of his tenure on the Board.

In addition, Ms Lynn Elsenhans has also been appointed a member of the Committee, effective today.

The membership of the Nominations Committee is now:

Committee Chairman	Sir Philip Hampton	Chairman Designate
Members	Sir Christopher Gent	Chairman
	Professor Sir Roy Anderson	Scientific & Medical Expert
	Lynn Elsenhans	Independent Non Executive Director
	Judy Lewent	Audit & Risk Committee Chairman
	Sir Deryck Maughan	Senior Independent Director
	Tom de Swaan	Remuneration Committee Chairman

V A Whyte
Company Secretary

27 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 27, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc